Item 77Q1(e) - New or Amended Registrant
Advisory Contracts

COPIES OF ANY NEW OR AMENDED
REGISTRANT ADVISORY CONTRACTS
In response to Sub-Item 77q1(e), Addendum to
Management Agreement, effective February 1, 2018, between Lord, Abbett & Co. LLC and Lord Abbett
Municipal Income Fund, Inc. on behalf of its series, Lord Abbett Short Duration Tax Free Fund.
The Addendum to Management Agreement is hereby attached as Item 77Q1(e).